

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 4, 2009

Bryan H. Draper
Chief Financial Officer
Owens Mortgage Investment Fund, a California Limited Partnership
2221 Olympic Boulevard
Walnut Creek, California 94595

> **Re: Owens Mortgage Investment Fund, a California Limited Partnership**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-17248**

Dear Mr. Draper:

We have completed our review of your Form 10-K for the fiscal year ended
December 31, 2008 and have no further comments at this time.

Sincerely,

Sonia Barros
Special Counsel

Cc: Steven R. Harmon, Esq. (*via facsimile*)